Exhibit 7.1
(1 of 2)

PETROLEOS MEXICANOS SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

Computation of ratio of earnings to fixed charges
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power)

	2007	2006	2005	2004	2003

Mexican Financial Reporting Standards
Fixed Charges(1):
Interest capitalized in fixed assets	5,350,849	6,996,305	5,540,983	4,841,751	8,503,817
Interest expense	57,847,569	46,099,472	57,146,232	35,437,454	27,563,053

Total interest cost	63,198,418	53,095,777	62,687,215	40,279,205	36,066,870
Total Fixed Charges	63,198,418	53,095,777	62,687,215	40,279,205	36,066,870

Net income	(18,307,569)	46,953,205	(82,357,983)	(28,443,617)	(47,697,707)
Hydrocarbon Income Tax (IRP)	6,030,367	4,914,859	2,135,245	—	—
Income Tax and Others	3,226,241	4,605,044	3,981,678	2,076,693	4,616,022
Cumulative effect of adoption of new accounting standards	—	—	(1,905,868)	(11,679,643)	2,362,076
Profit sharing in subsidiaries and affiliates (income from equity investees)	(5,545,054)	(10,073,577)	(8,658,665)	(3,605,792)	(1,044,127)

Pretax income from continuing operations before income from equity investees	(14,596,015)	46,399,531	(86,805,593)	(41,652,359)	(41,763,736)
Fixed Charges(1):	63,198,418	53,095,777	62,687,215	40,279,205	36,066,870
Amortization of interest capitalized	214,034	279,852	221,639	193,670	340,153
Distribute income of investments shares	3,558,680	5,876,453	5,486,425	1,274,764	315,889
Interest capitalized in fixed assets	(5,350,849)	(6,996,305)	(5,540,983)	(4,841,751)	(8,503,817)

Earnings	47,024,268	98,655,308	(23,951,297)	(4,746,471)	(13,544,641)

Amount by which fixed charges exceed earnings	16,174,150		86,638,512	45,025,676	49,611,511
Ratio of earnings to fixed charges		1.8581

(1)	These figures do not include rental expense

Exhibit 7.1
(2 of 2)

PETROLEOS MEXICANOS SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

Computation of ratio of earnings to fixed charges
(Figures stated in thousands of Mexican pesos as of December 31, 2007 purchasing power)

	2007	2006	2005	2004	2003

U.S. GAAP
Fixed Charges(1):
Interest capitalized in fixed assets	7,797,815	8,659,013	6,321,963	5,832,766	9,335,023
Interest expense	55,400,603	44,436,764	56,365,252	34,446,439	26,754,192

Total interest cost	63,198,418	53,095,777	62,687,215	40,279,205	36,089,215
Total Fixed Charges	63,198,418	53,095,777	62,687,215	40,279,205	36,089,215

Net income	(32,642,076)	56,722,446	(79,791,073)	(14,515,640)	(77,816,590)
Hydrocarbon Income Tax (IRP)	5,967,879	4,840,082	2,577,913	—	—
Income Tax and Others	3,226,241	4,605,044	3,981,678	2,076,693	4,616,022
Cumulative effect of adoption of new accounting standards	—	—	(1,905,868)	(11,679,643)	2,362,076
Profit sharing in subsidiaries and affiliates (income from equity investees)	(5,791,312)	(7,078,235)	(7,828,486)	(4,360,285)	(391,220)
Minority interest	6,089	54,789	(1,159,233)	202,773	31,370
Pretax income from continuing operations before income from equity investees	(29,233,179)	59,144,126	(84,125,069)	(28,276,102)	(71,198,342)
Fixed Charges(1):	63,198,418	53,095,777	62,687,215	40,279,205	36,089,215
Amortization of interest capitalized	311,913	346,361	252,879	233,311	373,401
Distribute income of investments shares	3,558,680	5,876,453	5,486,425	1,274,764	315,889
Interest capitalized in fixed assets	(7,797,815)	(8,659,013)	(6,321,963)	(5,832,766)	(9,335,023)

Earnings	30,038,017	109,803,704	(22,020,513)	7,678,412	(43,754,860)

Amount by which fixed charges exceed earnings	33,160,401		84,707,728	32,600,793	79,844,075
Ratio of earnings to fixed charges		2.0680

(1)	These figures do not include rental expense